Filed by TrustCo Bank Corp NY
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934
         Subject Companies:  Cohoes Bancorp, Inc.(Commission File No. 000-25027)
                   and Hudson River Bancorp, Inc.(Commission File No. 000-24187)




TRUSTCO Bank Corp NY                                                New Release
192 Erie Boulevard, Schenectady, New York, 12305
(518) 377-3311   Fax:(518) 381-3668


Subsidiary: Trustco Bank                                           NASDAQ--TRST


Contact:                     William F. Terry, Secretary


     TRUSTCO BANK CORP NY TAKING ACQUISITION OFFERS TO SHAREHOLDERS OF COHOES BANCORP, INC. AND HUDSON RIVER BANCORP, INC.

- On Friday, June 9th, TrustCo Bank Corp NY made offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. These offers were extended in letters delivered to the boards of directors of each institution.

- The terms of the Cohoes offer specified a merger in which each share of Cohoes common stock would be exchanged for shares of TrustCo common stock equal to $16.00 per Cohoes share.

- The terms of the Hudson River offer specified a merger in which each share of Hudson common stock would be exchanged for shares of TrustCo common stock equal to $14.00 per Hudson share.

- On Friday, June 23, both Cohoes and Hudson River rejected the TrustCo offers. As a result of these responses, TrustCo is announcing its intention to launch Tender Offers in which it will attempt to acquire the shares of Cohoes and Hudson directly from each corporation's shareholders. The formal Tender Offer documents will be filed with the Securities Exchange Commission in the coming weeks.

- TrustCo's management believes these offers are in the best interests of all three banks, their customers, their shareholders and the Capital Region in general. Our rationale for this position is described in the attached open letter to the community.



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




     TrustCo Bank Corp NY intends to file a Tender Offer Statement and a Registration Statement with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission's web site (www.sec.gov). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, New York 12305, Attention: Secretary.




(See advertisement attached)

An Open Letter to the Community
from Robert A. McCormick,
President and CEO, TrustCo Bank Corp NY

On Friday, June 9th, 2000, TrustCo Bank Corp NY made offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. On June 23, 2000, The Boards of Directors of Cohoes and Hudson River rejected TrustCo's offers.

I would like to tell you why we extended these offers-and why we believe our proposals can benefit the Capital Region in general, and the customers and shareholders of these two institutions in particular.

First, we are motivated by our bedrock belief that this area needs a strong, locally owned and managed bank. Banks headquartered in distant cities do not, indeed cannot, put our area's interests first. We can-and do.

Second, consolidation in the banking industry is here to stay. Though both Cohoes and Hudson River are solid institutions, ultimately they are prime candidates for an out-of-town takeover; that would mean the loss of local focus, jobs and opportunities. Upstate New York and our region have suffered enough in recent years. The last thing we need is the loss of more financial influence.

Third, TrustCo Bank is uniquely suited to make this combination work. We have the financial strength-with over $2.4 billion in assets. We are considered one of the best-managed and strongest banks in the country. Most important, serving the best interests of our home area is our highest priority.

For businesses, our proposals would create a locally owned bank with the resources to finance larger transactions. For consumers, it would mean a wider range of products and greater convenience through a more extensive branch network.

For Cohoes shareholders, the proposal would result in a premium on their investment of roughly 50% above the presently contemplated Cohoes-Hudson River merger, and for Hudson shareholders an increase in cash dividends of 328% based upon historical dividend rates.

As always, we remain committed to preserving independent community banking in the Capital Region.

Sincerely,

Robert A. McCormick
President and CEO

TrustCo Bank Corp NY intends to file a Tender Offer Statement and a Registration Statement with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission's web site (www.sec.gov). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, New York 12305, Attention: Secretary.